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Tender Fire

Pizza Place

Santa Fe, NM
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THE PITCH
Tender Fire is seeking investment to open a location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Tender Fire is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Community Core Invest $100 or more to qualify. 10 of 10 remaining

Invite to opening party

Good Neighbor Invest $500 or more to qualify. Unlimited available

Invite to our fundraising party & opening night party
+ Tender Fire T-shirt

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OUR MISSION

Tender Fire brings people together around the craft of creating food that makes people feel happy, healthy and connected to community.

Through our goal of creating the best pizza experience in the southwest, we hope to show that true care for the soil and those that tend it, is not only what makes our food better, but is what makes our community stronger
Why pizza? people eat pizza more than almost any other food combined around the world, especially in the US and most pizza eating experiences are the opposite of conscious, ignoring the health of the planet and the health of the individual. If we want to change the way people eat, and therefor their choices, we start with one of the most popular foods in the world.
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OUR OFFERINGS

Our pizza dough is naturally leavened and rises for 48-72 hours. It's a practice of patience, trust and unpredictability. In order to make the best pizza in town, we the listen and pay attention to the weather, the moisture in the air, the texture of the dough and so on. And when it comes time to eat, we cook the pizza in 60-90 seconds flat in a 800 degree oven, turning the raw ingredients into a universally understood and enjoyed experience within a matter of seconds.

Balance : This balance between slowness and speed, tenderness and fire is what makes our food so special.
Sourdough : When you work with natural leaven, you are giving the bacteria enough time to break down the fructan, which is what most people that are gluten free are actually sensitive to. this means that the dough not only has a more complex flavor profile, but that it is the healthiest and most digestible pizza dough you can eat.

Local: We work with local farmers to grow the most incredible ingredients for our pizzas and salads. how far food travels not only impacts the world, but changes the flavor and nutrient impact of the food. we work with farmers that tend the land in regenerative ways, bringing health back to the soil, back to the community and all the way to our mouths.

Vegan: While not all our pizzas are vegan, we are making a huge push to make vegan pizzas that are better than any vegan pizza you've ever had. vegan is no longer a second choice, it's a celebration of life, healing the planet and magnificent flavors.

Gluten Free: Gluten free and gluten sensitive people no longer have to feel left out on pizza night! Our gluten free crust is made from scratch to make our experience even more inclusive.

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FARM TO PIE

We are whole heartedly dedicated to the highest quality ingredients we can find and when we can't find them, we'll grow them or make them. With deep relationships with the farms you'll see listed below, we not only work with our farmers to grow exactly what we want to cook, but we look to them to inspire our creations. Farms we work with:

Annie's Herbs: the best herbs, vegetables, flowers and produce in new mexico!

Gosar Ranch: we use only the best meat and gosar ranch italian sausage is insanely good. we also use their stone ground wheat flour in our starter and our smokey sourdough bread.

Paradox Farm: where we source our nettles and other seasonal produce!

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THE TEAM

Ben Crosky

Owner/Founder

Ben Crosky comes with years of experience in building small companies from the ground up and owning all aspects of each business from operations to creating marketing plans, designing graphics to running newsletters, scouting locations, designing websites, managing employees, and facilitating tier-one customer service. He's designed, built, marketed, sold, operated and hosted well over 100 experiences around the world.

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PRESS

Santa Fe's gourmet youthquake: Three businesses to savor

Tender Fire Kitchen, Coquette and Bread Shop refresh the local food landscape

Pizza pop-up Tender Fire offers sourdough crust, local ingredients and good vibes

It's a blustery spring afternoon when Ben Crosky stokes a wood-fired oven, as it slowly rises to 1,000 degrees.

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What people are saying:

"I had pizza in Naples, Italy a very long time ago. I never forgot what the pizza tasted like in it's birthplace. Nothing I've had on this side of the world comes close. Yesterday when I had Tender Fire pizza was like being back in Naples again. It is hands down the closest thing I have found to date. I told the owner this and he replied by saying he had also been to Naples and that he was actually doing his best to recreate Napoli pizza. 10/10 will be back for more pizza." ~ Rueben R.

"Favorite pizza in Santa Fe! True sourdough & a great menu! I love the Nettle & classic Margarita. :) You can get takeout or you can enjoy the evening social distance style under the sunset & string lights!" ~ Alexandria K.

"This pizza is so, so good. Soppressata is my personal favorite - the hot honey is amazing. The country loaf is a perfect take-home item too (when they have it). Do yourself a favor and try it!" ~ Emma M.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Build-Out $23,000

Operating Capital $5,000

Equipment $17,000

Marketing $2,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$802,888	$1,230,352	$1,320,378	$1,390,398	$1,430,409
Cost of Goods Sold	$216,764	$327,000	$356,475	$375,378	$386,180
Gross Profit	$586,124	$903,352	$963,903	$1,015,020	$1,044,229

EXPENSES

Rent	$40,000	$41,000	$42,025	$43,075	$44,151
Utilities	$10,000	$10,250	$10,506	$10,768	$11,037
Salaries	$340,801	$543,433	$560,459	$590,180	$607,163
Insurance	$10,000	$10,250	$10,506	$10,768	$11,037
Repairs & Maintenance & Misc	$11,000	$13,325	$13,658	$13,999	$14,348
Legal & Professional Fees	$4,000	$4,100	$4,202	$4,307	$4,414
Transport & Travel	$15,000	$14,350	$14,708	$15,075	$15,451
Admin, Hardware, Software	$8,242	$8,448	$8,659	$8,875	$9,096
Operating Profit	$147,081	$258,196	$299,180	$317,973	$327,532

This information is provided by Tender Fire. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Tender Fire Income Statement 21.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends January 28th, 2022

Summary of Terms

Legal Business Name Tender Fire

Investment Structure Revenue Sharing Note

Investment Multiple 1.3×

Business's Revenue Share 3.4%-10.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2027

Financial Condition

Other outstanding debt or equity

As of November 2021, Tender Fire has debt of $5,000 outstanding. This debt is sourced primarily from Angel Investors and will be senior to any investment raised on Mainvest. In addition to the Tender Fire's outstanding debt and the debt raised on Mainvest, Tender Fire may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tender Fire to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tender Fire operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tender Fire competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tender Fire's core business or the inability to compete successfully against the with other competitors could negatively affect Tender Fire's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tender Fire's management or vote on and/or influence any managerial decisions regarding Tender Fire. Furthermore, if the founders or other key personnel of Tender Fire were to leave Tender Fire or become unable to work, Tender Fire (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tender Fire and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tender Fire is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tender Fire might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tender Fire is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tender Fire

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tender Fire's financial performance or ability to continue to operate. In the event Tender Fire ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tender Fire nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tender Fire will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tender Fire is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tender Fire will carry some insurance, Tender Fire may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tender Fire could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tender Fire's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tender Fire's management will coincide: you both want Tender Fire to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tender Fire to act conservative to make sure they are best equipped to repay the Note obligations, while Tender Fire might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tender Fire needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tender Fire or management), which is responsible for monitoring Tender Fire's compliance with the law. Tender Fire will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tender Fire is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tender Fire fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tender Fire, and the revenue of Tender Fire can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tender Fire to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tender Fire. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Tender Fire isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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